# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global-E Online Ltd., CIK 0001835963
CUSIP: M5216V106
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 9 HaPsagot Street, Petah Tikva, Israel (L3), 4951041
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001602189

## Reporting persons
- Marc Stad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,020,315; sole dispositive power 0; shared dispositive power 1,020,315; aggregate amount beneficially owned 1,020,315 (0.6% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 167,967,391 Ordinary Shares outstanding as of April 1, 2026, as reported in the Issuer's Report on Form 6-K filed with the SEC on April 6, 2026.
- Dragoneer Investment Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,020,315; sole dispositive power 0; shared dispositive power 1,020,315; aggregate amount beneficially owned 1,020,315 (0.6% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 167,967,391 Ordinary Shares outstanding as of April 1, 2026, as reported in the Issuer's Report on Form 6-K filed with the SEC on April 6, 2026.

## Item 1. Issuer
Name of issuer: Global-E Online Ltd.
Address of issuer's principal executive offices: 9 HaPsagot Street, Petah Tikva 4951041, Israel

## Item 2. Person Filing
Name of person filing:
Marc Stad
Dragoneer Investment Group, LLC
Address of principal business office or, if none, residence:
One Letterman Dr., Bldg D, Ste M500
San Francisco, CA 94129.
Citizenship: Marc Stad: United States; Dragoneer Investment Group, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 1,020,315
Percent of class: 0.6%.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Marc Stad: 1,020,315
Dragoneer Investment Group, LLC: 1,020,315
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Marc Stad: 1,020,315
Dragoneer Investment Group, LLC: 1,020,315

Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Marc Stad: Marc Stad, Marc Stad (08/14/2026)
- Dragoneer Investment Group, LLC: Pat Robertson, Pat Robertson, Chief Operating Officer (08/14/2026)